SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

FEMSA to invest in US cash and carry leader Jetro Restaurant Depot, creating a Joint Venture for Latin America

Monterrey, Mexico, September 26, 2019 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced today that it has signed a non-binding Memorandum of Understanding (“MOU”) to acquire a minority stake in privately-held Jetro Restaurant Depot (“JRD”). The MOU also contemplates that FEMSA and JRD will enter into a Joint Venture to take JRD’s business model to Mexico and other Latin American markets. The amount of FEMSA’s investment as per the MOU is US$750 million.

Jetro Restaurant Depot

JRD is a leader in the wholesale business-to-business cash and carry retail foodservice segment in the United States. Founded in 1976, JRD today operates over 130 stores across the United States with two formats, Jetro Cash and Carry and Restaurant Depot, with revenues exceeding US$10 Billion in 2018.

Transaction Rationale

We believe the transaction fits well with our strategic intent to invest in growth opportunities that can leverage our capability set across different markets, while providing the opportunity for attractive risk-adjusted returns. The transaction allows FEMSA to gain exposure to the US wholesale cash and carry segment by investing with a formidable partner, and at the same time creates the platform for a new Joint Venture to develop and grow this business in FEMSA’s core markets.

We expect to sign definitive agreements to formalize today’s MOU during the month of October. The transaction will then be subject to customary regulatory approvals and is expected to close during the fourth quarter of 2019.

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About FEMSA

FEMSA creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and a Fuel Division, which operates the OXXO GAS chain of retail service stations. In the beverage industry, it participates through Coca-Cola FEMSA, a public bottler of Coca-Cola products; and in the beer industry, as a shareholder of HEINEKEN, a brewer with operations in over 70 countries. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients. Through its business units, FEMSA has more than 295,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate is sustainability performance.

September 26, 2019	1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Gerardo Estrada Attolini
Gerardo Estrada Attolini
Director of Corporate Finance

Date: September 26, 2019